EXHIBIT 21.1

Edgewater Technology, Inc. owns one hundred percent (100%) of the issued and outstanding shares of each of the following subsidiaries.

Subsidiary	State or Country of Origin
Edgewater Technology (Delaware), Inc.	Delaware, USA

Edgewater Technology (Europe) Limited	United Kingdom

Edgewater Technology-Ranzal, Inc.	Delaware, USA

Edgewater Technology Securities Corp.	Massachusetts, USA

Fullscope, Inc.	Delaware, USA